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                                                                       Exhibit 1

                DESCRIPTION OF COMMON STOCK AND PREFERRED STOCK

         The Company's authorized capital stock consists of 200,000,000 shares of Common Stock, par value $.01 per share, and 20,000,000 shares of Preferred Stock, par value $.01 per share, each of which is described below. The summary description of the capital stock of the Company contained herein is necessarily general and reference should be made in each case to the Company's Restated Articles of Incorporation and Bylaws, which are exhibits to the Registration Statement of which this Prospectus is a part.

COMMON STOCK

         Each share of Common Stock is subject to all rights, privileges, preferences and priorities of any class of preferred stock of the Company. Each share of Common Stock has an equal and ratable right to receive dividends as and when declared by the Board of Directors out of any funds of the corporation legally available for the payment thereof. The Company currently has no intention to pay dividends on the shares of Common Stock in the foreseeable future.

         In the event of a liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share equally and ratably in the assets available for distribution after payment of all liabilities, including any liquidation preferences payable to the holders of Preferred Stock that may at the time be outstanding.

         Each share of Common Stock is entitled to one vote in the election of directors and on all other matters submitted to a vote of shareholders.
Holders of Common Stock have no right to cumulate their vote in the election of directors.

         American Stock Transfer & Trust Company, 40 Wall Street, New York, New York 10005, acts as the transfer agent and registrar of the Common Stock.

PREFERRED SHARE PURCHASE RIGHTS

         On November 8, 1996, the Board of Directors of the Company authorized the issuance of one preferred share purchase right (a "Right") for each share of Common Stock outstanding on November 20, 1996 and for each share of Common Stock issued thereafter until the Distribution Date (as defined below) or the earlier redemption or expiration of the Rights. Each Right entitles the registered holder to purchase from the Company one one-thousandth of a share of Junior Participating Preferred Stock, par value $.01 per share (the "Junior Preferred Shares"), of the Company, at a price of $56.00 per one one-thousandth of a Junior Preferred Share (the "Purchase Price"), subject to adjustment. The description and terms of the Rights are set forth in a Rights Agreement (the "Rights Agreement") dated as of November 15, 1996 between the Company and American Stock Transfer & Trust Company, as Rights Agent (the "Rights Agent"), and




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this description of the Rights is qualified in its entirety by reference to such agreement, which is included as an exhibit to the Registration Statement of which this Prospectus is a part.

         Until the Distribution Date, the Rights will attach to all Common Stock certificates representing outstanding shares and no separate Right Certificate will be distributed. Accordingly, a Right will be issued for each share of Common Stock issued hereunder. The Rights will separate from the shares of Common Stock and a Distribution Date will occur upon the earlier of
(i) 10 business days following a public announcement that a person or group of affiliated or associated persons (an "Acquiring Person") has acquired beneficial ownership of 15% or more of the outstanding Voting Shares (as defined in the Rights Agreement) of the Company, or (ii) 10 business days following the commencement or announcement of an intention to commence a tender offer or exchange offer the consummation of which would result in the beneficial ownership by a person or group of 15% or more of such outstanding Voting Shares.

         Until the Distribution Date (or earlier redemption or expiration of the Rights) the Rights will be evidenced by the certificates representing such Common Stock. As soon as practicable following the Distribution Date, separate certificates evidencing the Rights (the "Right Certificates") will be mailed to holders of record of the shares of Common Stock as of the close of business on the Distribution Date and such separate Right Certificates alone will thereafter evidence the Rights. The Rights are not exercisable until the Distribution Date. The Rights will expire on November 19, 2006 (the "Final Expiration Date"), unless the Final Expiration Date is extended or the Rights are earlier redeemed or exchanged by the Company as described below.

         If a person or group were to acquire 15% or more of the Voting Shares of the Company, each Right then outstanding (other than Rights beneficially owned by the Acquiring Person, which would become null and void) would become a right to buy for the Purchase Price that number of shares of Common Stock (or under certain circumstances, the equivalent number of one one-thousandths of a Junior Preferred Share) that at the time of such acquisition would have a market value of two times the Purchase Price of the Right. If the Company were acquired in a merger or other business combination transaction or assets constituting more than 50% of its consolidated assets or producing more than 50% of its earning power or cash flow were sold, proper provision will be made so that each holder of a Right will thereafter have the right to receive, upon the exercise thereof at the then current Purchase Price of the Right, that number of shares of Common stock of the acquiring company which at the time of such transaction would have a market value of two times the Purchase Price of the Right.

         The dividend and liquidation rights, and the non-redemption feature, of the Junior Preferred Shares are designed so that the value of one one-thousandth of a Junior Preferred Share purchasable upon exercise of each Right will approximate the value of one Common Stock. The Junior Preferred Shares issuable upon exercise of the Rights will be non-redeemable and rank junior to all other series of the Company's preferred




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stock.  Each whole Junior Preferred Share will be entitled to receive a quarterly preferential dividend in an amount per share equal to the greater of
(i) $1.00 in cash, or (ii) in the aggregate, 1,000 times the dividend declared on the shares of Common Stock. In the event of liquidation, the holders of the Junior Preferred Shares will be entitled to receive a preferential liquidation payment equal to the greater of (i) $1,000 per share, or (ii) in the aggregate, 1,000 times the payment made on the shares of Common Stock. In the event of any merger, consolidation or other transaction in which shares of Common Stock are exchanged for or changed into other stock or securities, cash or other property, each whole Junior Preferred Share will be entitled to receive 1,000 times the amount received per Common Stock. Each whole Junior Preferred Share will be entitled to 1,000 votes on all matters submitted to a vote of the stockholders of the Company, and Junior Preferred Shares will generally vote together as one class with the Common Stock and any other capital stock on all matters submitted to a vote of shareholders of the Company.

         If required, the offer and sale of the Junior Preferred Shares issuable upon exercise of the Rights will be registered under the Securities Act at such time as the Rights become exercisable.

         The number of one one-thousandths of a Junior Preferred Share or other securities or property issuable upon exercise of the Rights, and the Purchase Price payable, are subject to customary adjustments from time to time to prevent dilution. The number of outstanding Rights and the number of one one-thousandths of a Junior Preferred Share issuable upon exercise of each Right are also subject to adjustment in the vent of a stock split of the shares of Common Stock or a stock dividend on the shares of Common Stock payable in shares of Common Stock or subdivisions, consolidations or combinations of the shares of Common Stock occurring, in any such case, prior to the Distribution Date.

         At any time after the acquisition by a person or group of affiliated or associated persons of beneficial ownership of 15% or more of the outstanding Voting Shares of the Company and before the acquisition by a person or group of 50% or more of the outstanding Voting Shares of the Company, the Board of Directors may, at its option, issue shares of Common Stock in mandatory redemption of, and in exchange for, all or part of the then outstanding and exercisable Rights (other than Rights owned by such person or group which would become null and void) at an exchange ratio of one share of Common Stock (or one one-thousandth of a Junior Preferred Share) for each two shares of Common Stock for which each Right is then exercisable, subject to adjustment.

         At any time prior to the first public announcement that a person or group has become the beneficial owner of 15% or more of the outstanding Voting Shares, the Board of Directors of the Company may redeem all but not less than all the then outstanding Rights at a price of $0.01 per Right (the "Redemption Price"). The redemption of the Rights may be made effective at such time, on such basis and with such conditions as the Board of Directors in its sole discretion may establish. Immediately upon the action of the Board of Directors ordering redemption of the Rights, the right to exercise the Rights




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will terminate and the only right of the holders of Rights will be to receive the Redemption Price.

         Until a Right is exercised, the holder thereof, as such, will have no rights as a shareholder of the Company, including, without limitation, the right to vote or to receive dividends.

         The terms of the Rights may be amended by the Board of Directors of the Company without the consent of the holders of the Rights, including an amendment to extend the Final Expiration Date, and, provided a Distribution Date has not occurred, to extend the period during which the Rights may be redeemed, except that after the first public announcement that a person or group has become the beneficial owner of 15% or more of the outstanding Voting Shares, no such amendment may materially and adversely affect the interests of the holders of the Rights.

         The Rights have certain anti-takeover effects. The Rights will cause substantial dilution to a person or group that attempts to acquire the Company on terms not determined by the Board of Directors to be in the best interests of all shareholders. The Rights will not interfere with a merger or other business combination approved by the Board of Directors, prior to the time that a person or group has acquired beneficial ownership of 15% or more of the Common Stock, since the Rights may be redeemed by the Company prior to that time.




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